UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OFFERPAD SOLUTIONS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67623L 109

(CUSIP Number)

Scott Powers

LL Funds, LLC

2400 Market Street
Suite 302
Philadelphia, PA 19103
(267) 298-5495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Chris Errico
Dentons US LLP

22 Little W 12th St.
New York, NY 10014

(212) 376-7800

January 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 67623L 109

1.	Names of Reporting Persons LL Capital Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 92,685,278
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 92,685,278
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,685,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 23.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on (i) 232,377,521 shares of Common Stock outstanding as of November 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, plus (ii) 160,742,959 shares of Common Stock issuable upon exercise of 160,742,959 Pre-Funded Warrants sold by the Issuer on January 31, 2023.

The 92,685,278 shares of Common Stock held by LL Capital Partners I, L.P. represents 39.9% of the 232,377,521 shares of Common Stock outstanding as of November 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 67623L 109

1.	Names of Reporting Persons SIF V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 7,564,705
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,564,705
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,564,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on (i) 232,377,521 shares of Common Stock outstanding as of November 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, plus (ii) 160,742,959 shares of Common Stock issuable upon exercise of 160,742,959 Pre-Funded Warrants sold by the Issuer on January 31, 2023.

The 7,564,705 shares of Common Stock held by SIF V, LLC represents 3.3% of the 232,377,521 shares of Common Stock outstanding as of November 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 67623L 109

1.	Names of Reporting Persons Roberto Sella
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 45,573,408 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,573,408 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,573,408 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 44,195,302 shares of Common Stock issuable to Sella upon exercise of Pre-Funded Warrants purchased by Sella on January 31, 2023, (ii) 378,106 shares of Common Stock issued to Sella in connection the Merger described in Item 3 and (iii) 1,000,000 shares purchased by Sella in the open market.

(2) Based on (i) 232,377,521 shares of Common Stock outstanding as of November 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, plus (ii) 160,742,959 shares of Common Stock issuable upon exercise of 160,742,959 Pre-Funded Warrants sold by the Issuer on January 31, 2023.

CUSIP NO. 67623L 109

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of Offerpad Solutions Inc., a Delaware corporation (the “Issuer”) which has its principal executive offices at 2150 E. German Road, Suite 1, Chandler, Arizona, 85286. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 13, 2021 (the “Original Schedule 13D”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of LL Capital Partners I, L.P. (“LLCP I”), SIF V, LLC (“SIF V”) and Roberto Sella (“Sella” and together with LLCP I and SIF V, the “Reporting Persons”).

The principal business of each of the Reporting Persons is investing in securities. The principal office of each of the Reporting Persons is located at 2400 Market Street, Suite 302, Philadelphia, PA 19103. LLCP I GP, LLC is the general partner of LLCP I, and LLCP II GP, LLC is the managing member of SIF V. Sella is the sole manager of LLCP I GP, LLC and LLCP II GP, LLC. Sella is a United States citizen and he serves as the Managing Partner of LL Funds. The business address of Sella is c/o LL Funds, LLC, 2400 Market Street, Suite 302, Philadelphia, PA 19103.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

On September 1, 2021, in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger (as amended, waived or otherwise modified, the “Merger Agreement”), dated as of March 17, 2021, by and among the Issuer, Orchids Merger Sub, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”), and OfferPad, Inc. (“Old Offerpad”), (i) Merger Sub was merged with and into Old Offerpad, with Old Offerpad surviving the merger as a wholly owned subsidiary of the Issuer, (ii) LLCP I received, in exchange for its equity interest in Old Offerpad, 92,685,278 shares of Common Stock, (iii) SIF V received, in exchange for its equity interest in Old Offerpad, 7,564,705 shares of Common Stock, and (iv) Sella received, in exchange for its equity interest in Old Offerpad, 378,106 shares of Common Stock. In addition, in August of 2022, Sella purchased 1,000,000 shares of Common Stock in the following open market purchases:

Transaction Date	Number of Shares	Weighted Average Price Per Share	Aggregate Price
August 9, 2022	500,000	$1.6921	$846,050.00
August 10, 2022	359,641	$1.6971	$610,346.74
August 11, 2022	140,359	$1.6806	$235,887.34

Pursuant to a Pre-Funded Warrants Subscription Agreement with the Issuer dated January 31, 2023 (the “Purchase Agreement”), on January 31, 2023, Sella acquired 44,195,302 pre-funded warrants (the “Pre-Funded Warrants”) to purchase shares of Common Stock. The Pre-Funded Warrants were acquired for a purchase price of $0.5599 per Warrant for an aggregate purchase price of $24,744,950. The purchase price was paid by Sella using personal funds. The Pre-Funded Warrants are exercisable for shares of Common Stock at an exercise of $0.0001 per share. The issuance of the Common Stock has been approved by Offerpad stockholders representing more than a majority of the voting power of the Common Stock and the issuers Class B Common Stock, and Issuer is required to prepare and file a related information statement with the Securities and Exchange Commission (the “SEC”). The Pre-Funded Warrants will not be exercisable until at least 21 days after the definitive information statement is filed with the SEC or such later time as is necessary to comply with the listing requirements of the New York Stock Exchange.

CUSIP NO. 67623L 109

The Common Stock will also be subject to certain registration rights under the Issuer’s Amended and Restated Registration Rights Agreement and the Purchase Agreement. Pursuant to the Purchase Agreement, the Issuer has agreed to file a shelf registration statement within 90 days following January 31, 2023 in respect of the Common Stock to be issued upon exercise of the Pre-Funded Warrants, and to use reasonable best efforts to maintain or, in the event it ceases to be effective, replace such shelf registration statement until the earliest of: (1) the date as of which Sella may sell all of the Class A Common Stock under Rule 144 without volume or manner-of-sale restrictions; (2) January 31, 2028, or (3) the date on which Sella shall have sold all of the Class A Common Stock pursuant to a registration statement.

The foregoing descriptions of the Purchase Agreement and the Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit E and Exhibit F hereto, respectively, and incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 1 to Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there are 232,377,521 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022, and additional 160,742,959 shares of Common Stock issued upon exercise of the Pre-Funded Warrants.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 145,823,391 shares of Common Stock, representing approximately 37.1% of the Common Stock outstanding and to be issued upon exercise of the Prefunded Warrants: (i) LLCP I may be deemed to beneficially own 92,685,278 shares of Common Stock, representing approximately 23.6% of the Common Stock outstanding, assuming exercise of the Pre-Funded Warrants, (ii) SIF V may be deemed to beneficially own an aggregate of 7,564,705 shares of Common Stock, representing approximately 1.9% of the Common Stock outstanding, assuming exercise of the Pre-Funded Warrants, and (iii) Sella may be deemed to beneficially own an aggregate of 45,573,408 shares of Common Stock, representing approximately 11.6% of the Common Stock outstanding, assuming exercise of the Pre-Funded Warrants.

Each of LL Funds, LLC, LLCP I GP, LLC and Roberto Sella disclaims beneficial ownership of the shares of Common Stock that LLCP I may be deemed to beneficially own. Each of LL Funds, LLC, LLCP II GP, LLC and Roberto Sella disclaims beneficial ownership of the shares of Common Stock that SIF V may be deemed to beneficially own.

CUSIP NO. 67623L 109

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreement

In connection with the Purchase Agreement and the issuance of the Pre-Funded Warrants, on January 31, 2023, the Issuer, the Reporting Persons, certain other stockholders of the Issuer and other parties thereto entered into a Voting Agreement (the “Voting Agreement”) which provides that the stockholders of the Issuer party thereto will, severally and not jointly, (i) execute a written consent to approve the sale of the Pre-Funded Warrants and the issuance of shares of Common Stock upon exercise of the Pre-Funded Warrants as required by NYSE Rule 312.03 and (ii) if necessary, vote, by proxy or otherwise, all voting shares of the Issuer held by such stockholders at any meeting of the Issuer’s shareholders in favor of any proposal to approve the sale of the Pre-Funded Warrants and the issuance of shares of Common Stock upon exercise of the Pre-Funded Warrants as required by NYSE Rule 312.03.

Additionally, each of the stockholders party to the Voting Agreement has covenanted and agreed, severally and not jointly, with the Company not to, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber any of its shares of Common Stock or Class B Common Stock or enter into any contract, option or other agreement with respect to, or consent to, any such transfer until the earlier of (a) the termination of the Voting Agreement, (b) 11:59 p.m., eastern time, on the second trading day after the Issuer files its Form 10-Q for the period ending March 30, 2023 and (c) 11:59 p.m., eastern time, on May 12, 2023.

The obligations and restrictions under the Voting Agreement will automatically terminate on the date on which the stockholder approval of the issuance of Pre-Funded Warrants and Common Stock as needed to comply with NYSE Rule 312.03 is obtained.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, which is filed hereto as Exhibit G, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

E.	Securities Purchase Agreement, dated January 31, 2023, by and between Offerpad Solutions Inc. and the investors that are a party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 31, 2023).
F.	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on January 31, 2023)
G.	Voting Agreement, dated as of January 31, 2023, by and among Offerpad Solutions Inc. and the stockholders of Offerpad Solutions Inc. that are a party thereto.

CUSIP NO. 67623L 109

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

LL CAPITAL PARTNERS I, L.P.

By LLCP I GP, LLC,
its General Partner,

/s/ Roberto Sella
Roberto Sella
Sole Manager

SIF V, LLC

By LLCP II GP, LLC,
its Managing Member,

/s/ Roberto Sella
Roberto Sella
Sole Manager

/s/ Roberto Sella
Roberto Sella